                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)

                           GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 21, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 563823103                    13D                          Page 2 of 11
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================== ============================================================
          1        NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            AFINSA BIENES TANGIBLES S.A.
                            (No S.S. or I.R.S. Identification No.)
------------------ ------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                         (b) |X|
------------------ ------------------------------------------------------------
          3        SEC USE ONLY

------------------ ------------------------------------------------------------
          4        SOURCE OF FUNDS*

                            WC, AF
------------------ ------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)       |_|
------------------ ------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            SPAIN
------------------ ------------------------------------------------------------
      NUMBER OF              7            SOLE VOTING POWER
       SHARES                                      1,864,407
                   ---------------------- -------------------------------------
    BENEFICIALLY             8            SHARED VOTING POWER
      OWNED BY                                     140,400
                   ---------------------- -------------------------------------
       EACH                  9            SOLE DISPOSITIVE POWER
     REPORTING                                     1,864,407
                   ---------------------- -------------------------------------
     PERSON WITH            10            SHARED DISPOSITIVE POWER
                                                  140,400
------------------ ------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            2,004,807
------------------ ------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES*                            |_|
------------------ ------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.7%
------------------ ------------------------------------------------------------
          14       TYPE OF REPORTING PERSON*

                            CO
================== ============================================================


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CUSIP No. 563823103                    13D                          Page 3 of 11
-------------------                                          -------------------


================== ============================================================
          1        NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             AUCTENTIA, S.A.
                             (No S.S. or I.R.S. Identification No.)
------------------ ------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                        (b) |X|
------------------ ------------------------------------------------------------
          3        SEC USE ONLY

------------------ ------------------------------------------------------------
          4        SOURCE OF FUNDS*

                            WC
------------------ ------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
------------------ ------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            SPAIN
------------------ ------------------------------------------------------------
       NUMBER                     7            SOLE VOTING POWER
     OF SHARES                                          -0-
                        ---------------------- --------------------------------
    BENEFICIALLY                  8            SHARED VOTING POWER
      OWNED BY                                          140,400
                        ---------------------- --------------------------------
        EACH                      9            SOLE DISPOSITIVE POWER
      REPORTING                                         -0-
                        ---------------------- --------------------------------
     PERSON WITH                 10            SHARED DISPOSITIVE POWER
                                                        140,400
------------------ ------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            140,400
------------------ ------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         |_|
------------------ ------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            1.4%
------------------ ------------------------------------------------------------
          14       TYPE OF REPORTING PERSON*


                            CO
================== ============================================================

-------------------                                          -------------------
CUSIP No. 563823103                    13D                          Page 4 of 11
-------------------                                          -------------------


         The following constitutes an initial Schedule 13D filed by Auctentia, S.A., a corporation organized under the laws of Spain ("Auctentia"), and Amendment No. 8 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, and Amendment No. 7, filed with the Commission on December 1, 2000 (the "Schedule 13D"), relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 140,400 Shares of Common Stock of the Issuer ("Shares") by Auctentia, a wholly-owned subsidiary of AFINSA, since the date of filing of Amendment No. 7 to this Schedule 13D by AFINSA.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

         Item 2 is amended in its entirety as follows:

         This statement is filed on behalf of the following entities, who are collectively referred to as the "Filing Parties":

1)   AFINSA
     ------

         AFINSA is a corporation organized under the laws of Spain.

         The principal business address of AFINSA is Lagasca, 88, 28001, Madrid, Spain.

         The principal business of AFINSA is the trading and auctioning of rare stamps, coins, art objects, and antiques.

         For information with respect to the identity and background of each director and executive officer of AFINSA, see Schedule A-1 attached hereto.

         During the last five years, neither AFINSA nor, to the best of its knowledge, any person identified on Schedule A-1 has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which AFINSA or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All persons identified on Schedule A-1 are citizens of Spain.

2)   Auctentia.
     ---------

         The principal business address of Auctentia is Joaquin Maria Lopez, 8 bis, 28015, Madrid, Spain.

         The principal business of Auctentia is the trading and auctioning of rare stamps, coins, art objects, and antiques, live and over the internet.

         For information with respect to the identity and background of each director and executive officer of Auctentia, see Schedule A-2 attached hereto.

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CUSIP No. 563823103                    13D                          Page 5 of 11
-------------------                                          -------------------


         During the last five years, neither Auctentia nor, to the best of its knowledge, any person identified on Schedule A-2 has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All persons identified on Schedule A-2 are citizens of Spain.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is amended to add the following at the end thereof:

         The source of funds used in making the additional purchases of 140,400 Shares for an aggregate purchase price of $367,872 was working capital of Auctentia.


Items 4. Purpose of Transaction.
         ----------------------

         Item 4 is amended in its entirety as follows:

         The acquisition of the Shares of the Issuer is solely for investment purposes. Further acquisitions or sales of Shares may be made for investment purposes.

         Following conversations held in Spring 1997 and Fall 2000, AFINSA understands that the Issuer's management would propose to the Board of Directors of the Issuer that AFINSA be given the opportunity to nominate two directors to the Board of Directors of the Issuer.

         Other than as set forth herein, neither Filing Party has any current plans which relate to or would result in any of the events described in Items
(a) through (j) of the instructions to this Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of March 5, 2001, the aggregate number of Shares beneficially owned by AFINSA is 2,004,807, representing approximately 19.7% of the total number of Shares outstanding, based on 10,059,812 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ended December 31, 2000 (the "December 2000 10-Q"), plus 126,833 Shares into which the 126,833 warrants issued to AFINSA by the Issuer on February 10, 1999 may be exercised. Of these Shares, 140,400 Shares, representing 1.4% of the total number of Shares outstanding, based on 10,059,812 Shares represented by the Issuer as outstanding in its December 2000 10-Q, are beneficially owned by Auctentia.

         (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of 1,864,407 of the Shares of the Issuer that are the subject of this Schedule 13D. AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 140,400 of the Shares of the Issuer that are the subject of this Schedule 13D.

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CUSIP No. 563823103                    13D                          Page 6 of 11
-------------------                                          -------------------


         (c) Since the date of filing of Amendment No. 7 to this Schedule 13D, Auctentia purchased an aggregate of 140,400 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each transaction was made on the open market and effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

         (d) Not applicable.

         (e) Not applicable.

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CUSIP No. 563823103                    13D                          Page 7 of 11
-------------------                                          -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 6, 2001

                                     AFINSA BIENES TANGIBLES S.A.


                                     By:  /s/Juan Antonio Cano Cuevas
                                         --------------------------------------
                                         Juan Antonio Cano Cuevas
                                         Vice-Chairman and Managing Director


                                     AUCTENTIA, S.A.


                                     By:  /s/Ramon Egurbide
                                         --------------------------------------
                                         Ramon Egurbide
                                         Managing Director

-------------------                                          -------------------
CUSIP No. 563823103                    13D                          Page 8 of 11
-------------------                                          -------------------


                                  SCHEDULE A-1

                     AFINSA DIRECTORS AND EXECUTIVE OFFICERS


Name                                     Principal Occupation or Employment
----                                     ----------------------------------

Albertino de Figueiredo                  President and Chairman

Juan Antonio Cano Cuevas                 Vice Chairman and Managing Director

Carlos de Figueiredo Escriba             General Manager Filafinsa

Joaquin Abajo Quintana                   Secretary of the Board of Directors

Ramon Egurbide Urigoitia                 Managing Director Auctentia

Vicente Martin Pena                      General Manager Investment Systems
                                         Business Group

Maria del Mar Fernandez Cerratos         Managing Director AFINSART Business
                                         Group

Fernando Galindo                         Corporate Manager of Managing and
                                         Analysis

Antonio Gimenez Rico                     Corporate Manager Organizational
                                         Development

Fernando Burdiel                         Sales Manager


Mr. Albertino de Figueiredo, Mr. Juan Antonio Cano Cuevas and Mr. Carlos de Figueiredo Escriba are members of the board of directors of AFINSA.

The business address of all executive officers and directors, except for Ramon Egurbide Urigoitia, is Lagasca 88, 28001 Madrid, Spain. The business address of Ramon Egurbide Urigoitia is Joaquin Maria Lopez, 8 bis, 28015 Madrid, Spain.

-------------------                                          -------------------
CUSIP No. 563823103                    13D                          Page 9 of 11
-------------------                                          -------------------


                                  SCHEDULE A-2

                   AUCTENTIA DIRECTORS AND EXECUTIVE OFFICERS


Name                                     Principal Occupation or Employment
----                                     ----------------------------------

Esteban Perez                            Chairman of the Board of Directors
                                         and Chief Executive Officer

Ramon Egurbide Urigoitia                 Managing Director, Member of the Board

Juan Antonio Cano Cuevas                 Member of the Board

Francisco Mochon                         Member of the Board

Jose Miguel Herrero                      Member of the Board

Rafael Guitian                           Deputy General Manager

Joaquin Abajo                            Secretary of the Board


The business address of all executive officers and directors, except for Juan Antonio Cano Cuevas, is Joaquin Maria Lopez, 8 bis, 28015 Madrid, Spain. The business address of Juan Antonio Cano Cuevas is Lagasca 88, 28001 Madrid, Spain.

-------------------                                          -------------------
CUSIP No. 563823103                    13D                         Page 10 of 11
-------------------                                          -------------------


                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 12/01/00 THROUGH 3/6/01


             Date    Quantity      Price       Transaction Type
             ----    --------      -----       ----------------

          1/17/01       2,500      2.5000      Open Mkt. Purchase
          1/19/01       5,700      2.6014      Open Mkt. Purchase
          1/22/01       4,700      2.6715      Open Mkt. Purchase
          1/25/01       2,600      2.7500      Open Mkt. Purchase
          1/29/01       2,600      2.7043      Open Mkt. Purchase
          1/30/01      19,400      2.6250      Open Mkt. Purchase
          1/31/01       5,000      2.6900      Open Mkt. Purchase
           2/1/01       5,000      2.7044      Open Mkt. Purchase
           2/5/01       4,600      2.5245      Open Mkt. Purchase
           2/6/01       4,500      2.6285      Open Mkt. Purchase
           2/7/01       4,800      2.6615      Open Mkt. Purchase
           2/8/01       4,200      2.6384      Open Mkt. Purchase
           2/9/01       4,500      2.7118      Open Mkt. Purchase
          2/12/01       5,000      2.2969      Open Mkt. Purchase
          2/13/01       5,000      2.6406      Open Mkt. Purchase
          2/14/01       5,200      2.4880      Open Mkt. Purchase
          2/15/01       4,000      2.7109      Open Mkt. Purchase
          2/16/01       4,900      2.6875      Open Mkt. Purchase
          2/21/01       4,500      2.7014      Open Mkt. Purchase
          2/22/01       3,000      2.7292      Open Mkt. Purchase
          2/23/02       4,800      2.7039      Open Mkt. Purchase
          2/26/01       5,200      2.6941      Open Mkt. Purchase
          2/27/01       5,000      2.6563      Open Mkt. Purchase
          2/28/01       4,500      2.6042      Open Mkt. Purchase
           3/1/01       4,500      2.5597      Open Mkt. Purchase
           3/2/01       5,000      2.5750      Open Mkt. Purchase
           3/5/01       5,000      2.4713      Open Mkt. Purchase
           3/6/01       4,700      2.5402      Open Mkt. Purchase


Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

-------------------                                          -------------------
CUSIP No. 563823103                    13D                         Page 11 of 11
-------------------                                          -------------------


                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated March 6, 2001 with respect to the shares of common stock, par value $.01, of Greg Manning Auctions, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  March 6, 2000

                                  AFINSA BIENES TANGIBLES S.A.



                                  By:  /s/Juan Antonio Cano Cuevas
                                      -----------------------------------------
                                      Juan Antonio Cano Cuevas
                                      Vice-Chairman and Managing Director



                                  AUCTENTIA, S.A.



                                  By:  /s/Ramon Egurbide
                                      -----------------------------------------
                                      Ramon Egurbide
                                      Managing Director